

October 25, 2010

Thomas Nolan, Jr.
President and Chief Operating Officer
Spinco, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

Re: Spinco, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed October 7, 2010
File No. 001-34856

Dear Mr. Nolan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary

Strategic Development Segment, page 4

1.   We note your disclosure on page 5 that you expect to fund your development projects with a mix of construction, bridge and long-term financing, as well as joint venture equity. Please balance this disclosure by stating whether you have identified any potential lenders or equity investors. To this extent, we note your disclosure on page 84 that you do not expect to have a revolving line of credit as of the Effective Date.

Business

Business Overview, page 20

2.   We note your risk factor on page 49 which explains that your business model is to enter into joint venture arrangements with strategic partners. Please expand your Business Overview section to provide a discussion of your proposed business model of entering into joint ventures.

Redevelopment Properties, page 31

3.   We note your response to prior comment 8. Please expand the disclosure to describe the factors you consider in determining whether properties have the potential for future growth by means of an improved tenant mix, additional GLA, or repositioning the asset for alternative use.

Item 2. Financial Information, page 58

Unaudited Pro Forma Condensed Combined Financial Information, page 59

4.   We note your responses to comments 12 and 39 in our letter dated September 24, 2010. You note that the Distribution is a pro-rata spin-off accounted for as a non-monetary transaction at recorded or historical carrying values. Tell us how you have complied with the impairment guidance in ASC 360-10-40-4 in light of the fact that all of the properties in your Master Planned Communities segment and two of the properties in your Strategic Development segment had fair values less than their respective carrying amounts at June 30, 2010.

5.   You disclose on page 22 that on October 4, 2010 certain TopCo Debtors closed on the sale of 50 finished lots to Pulte and 20 finished lots to Richmond. Please tell us if these sales will result in any gain or loss.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview – Strategic Development Segment, page 67

6.   Please reconcile your statement in the first paragraph of this section, which states that this segment includes eleven mixed-use development opportunities, with disclosure in the second paragraph as well as on page 25, which describes only nine mixed-use development opportunities.

7.   We note your response to comment 21 in our letter dated September 24, 2010 and your additional disclosures on page 67. Based on the descriptions on page 28 of your West Windsor, Allen, and Kendall properties, it is still unclear to us how you earn revenues from these properties. Please explain and expand your disclosure accordingly.

Six Months Ended June 30, 2010 and 2009, page 68

Master Planned Communities Segment, page 68

8.   We note your response to comment 20 in our letter dated September 24, 2010. Your
        statement that you recently experienced only immaterial declines in your margins seems
        inconsistent with the material declines in the operating performance of this segment in all
        prior periods. Please clarify. Also, expand your disclosure to discuss the declines in
        EBITDA for each period presented. In your discussion, discuss the costs included in
        your "Land sales operations" amount rather than simply referencing your "Supplemental
        Master Planned Communities Data." Also, discuss the basis for your belief that you do
        not expect a further decline in such margins to occur.

Year ended December 31, 2009 and 2008, page 72

Strategic Development Segment, page 72

9.   We note your response to comment 24 in our letter dated September 24, 2010. Please
        quantify the amounts included in the periods presented related to gains or losses from the
        sale of certain Woodlands Partnerships buildings on a "build to suit" basis. Also, expand
        your disclosure to quantify and discuss each type of revenue (i.e., vending, parking, gains
        and losses, etc.) included in Other Revenues that is more than 10% of total property
        revenues.

Supplemental Master Planned Communities Data, page 77

10.   To the extent you retain the disclosure in this section, please tell us why you believe it is
        appropriate to omit information regarding the Woodlands community.

Master Planned Communities ("MPC") – MPC Combined, page 78

11.   We note your response to comment 18 in our letter dated September 24, 2010 and your
        revised disclosures on pages 77 through 83. However, it does not appear that your
        reconciliation on page 80 complies with Item 10(e) of Regulation S-K. Combined
        Spinco, Inc. Net cash (used in) provided by operating activities is not the most directly
        comparable financial measure calculated and presented in accordance with GAAP since
        the GAAP measure is on a consolidated basis and your non-GAAP measure is not.
        Unless you present the non-GAAP measure for all of your segments and then reconcile
        on a consolidated basis, your reconciliation is not complete. Please revise accordingly.

12.   You disclose on page 77 that these supplemental measures have been presented as
        segment performance measures; however, on page 80, you reconcile to Combined
        Spinco, Inc Net cash (used in) provided by operating activities. Thus, it appears that
        these supplemental measures are liquidity measures. In light of this, tell us how your
        presentation complies with Section (1)(ii)(A) of Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 84

13.   We note your response to comment 26 in our letter dated September 24, 2010 and your revised disclosure that cash flow from land sales in your Master Planned Communities segment and cash generated from your operating properties will be two primary sources of cash following the Effective Date. However, we note that you have had negative operating cash flows in all periods presented. Please discuss the basis for your statement and explain in greater detail how you expect to generate future cash flows from these sources. Also, tell us what consideration you gave to expanding your Summary of Cash Flows discussion to address cash requirements and cash provided on a reportable segment basis for the periods presented in your financial statements. See Release 33-8350 for reference.

Spinco Note and Tax Indemnity, page 85

14.   Please disclose the material terms of the Spinco Note, including the interest rate, if known, the payment dates, and the initial payment date, if the Spinco Note is issued. Also, please clarify whether Spinco will have any further obligation to issue the Spinco Note if the note is not issued on the Effective Date.

Quantitative and Qualitative Disclosures about Market Risk, page 93

15.   We note your response to comment 30 in our letter dated September 24, 2010. Please provide one of the three disclosure options under Item 305(a) of Regulation S-K considering the effect of changes in interest rates on the fair values of your fixed rate debt or explain why such disclosure is not material to investors.

Properties, page 93

16.   We note your response to comment 7 in our letter dated September 24, 2010. We continue to believe that historical occupancy is a material performance measure because it reflects management's ability to retain tenants. Please provide your occupancy rate for the each of the last 5 years. You may include additional disclosure that explains the impact of property closures.

17.   Refer to your table on page 94. Please revise footnote 2 to this table to clarify what you mean by "the sum of trailing twelve months comparable square footage." Also, please state whether your definition takes into account reductions in rent such as abatements, allowances or concessions. If it does not, please expand your table to provide your effective rent which adjusts for these reductions.

18.   Please clarify your definition of average in-place sum of rent and recoverable common area costs per square foot. It is unclear from the definition how the figure accounts for rent. Please note that where you use industry-specific terms in your registration statement you should provide definitions such that investors who are not familiar with your industry will understand the term.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 94

19.   Please tell us why you did not include Fairholme in the beneficial ownership table. It appears that Fairholme will beneficially own more than 5% of your common stock, including shares issuable upon exercise of warrants.

20.   Refer to footnote (1) to the ownership table. Please revise the table to separately list each entity that may be deemed to beneficially own more than 5% of the outstanding common shares. If you believe these entities should not be considered beneficial owners, please tell us why.

Board of Directors, page 96

21.   We note your response to comment 31 in our letter dated September 24, 2010 and your revised disclosure on page 96. Please provide additional details regarding each director's particular skills and attributes that made each individual suitable to be named as a director. Currently, you make general statements about financial expertise and industry experience, but it is not clear what specific attributes led to the conclusion that each person should serve as a director.

Executive Compensation, page 99

22.   We note your response to comment 34 in our letter dated September 24, 2010. Given your response, please revise this section to clarify how your interim executive officers will be compensated for their services.

Certain Relationships and Related Transactions, and Directors Independence

Warrants, page 104

23.   We note your disclosure on page 104 that the warrants issued to Pershing Square and to Fairholme can only be exercised "on a net share basis." Please revise this statement to clarify what you mean so that an investor who is unfamiliar with the securities industry can understand what you mean.

Item 11. Description of Registrant's Securities to be Registered, page 108

24.   We have read your response to prior comment 38. Please note that you must have sufficient authorized shares for any offering registered under the 1933 Act prior to the effective date of the registration statement for such an offering.

Item 15. Financial Statements and Exhibits, page 98

Spinco, Inc. Unaudited Interim Combined Financial Statements

Notes to Unaudited Combined Financial Statements, page F-5

Note 1 Organization, page F-5

Revenue Recognition and Related Matters, page F-14

25.   We note your response to comment 41 in our letter dated September 24, 2010. In light of
       the uncertainty that continues in the market, it is unclear to us how you met the criteria in
       (e) of ASC 360-20-40-50. Please further tell us the basis for your conclusion regarding
       criteria (e); to the extent you believe that local market conditions stabilized allowing you
       to reasonably estimate sales proceeds, please tell us how you made this determination and
       summarize the market data that you have relied upon to support this determination.

Note 10 Segments, page F-24

26.   We note your response to comment 44 in our letter dated September 24, 2010, and we
       continue to question the appropriateness of aggregating all of your Strategic
       Development assets into one reportable segment. Your Strategic Development segment
       includes commercial, residential, and retail assets that are in different stages of
       development and will have or have different customers. Furthermore, the methods used
       to distribute the products or provide your services will vary between sales and rentals.
       Lastly, it is unclear to us how you determined that these assets will have similar long
       term returns based on these differences. Please clarify. Also, we note that you separate
       your Strategic Development segment into the following smaller categories on pages 25
       through 34 in your discussion of your business: mixed-use development opportunities,
       mall development projects, redevelopment properties, and other interests. Tell us what
       consideration you gave to presenting these categories as separate reportable segments
       based on the aggregation criteria in ASC 280-10-50-11.

Exhibits

27.   Please tell us why you are filing the "Form of" your various material agreements.
       Explain why you are not able to file final, executed agreements with this registration
       statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk, Attorney-Advisor at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
        Weil Gotshal & Manges LLP
        Via *facsimile*: (212) 310-8007